

20003815

SEC

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8- 51322

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aurora Securities, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2565 West Maple Road
 (No. and Street)

Troy	MI	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Jennifer LaRose 248-414-1955

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
 (Name – if individual, state last, first, middle name)

30435 Groesbeck Hwy	Roseville	MI	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jennifer LaRose__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Aurora Securities, Inc.__ , as of __December 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

EMILY J. ROBERTSON
Notary Public, State of Michigan
County Of Oakland
My Commission Expires 10-09-2022
Acting in the County of _Oakland_

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AURORA SECURITIES, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2019

TABLE OF CONTENTS

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder of Aurora Securities, Inc.
Troy, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aurora Securities, Inc., as of December 31, 2019, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Aurora Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Aurora Securities, Inc.'s management. Our responsibility is to express an opinion on Aurora Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aurora Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital under rule 15c3-1 of the securities and exchange commission has been subjected to audit procedures performed in conjunction with the audit of Aurora Securities, Inc.'s financial statements. The supplemental information is the responsibility of Aurora Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the securities and exchange commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

We have served as Aurora Securities, Inc.'s auditor since 2017.
Roseville, Michigan
February 24, 2020

AURORA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

ASSETS

Cash and cash equivalents	$	33,803
Prepaid expenses		19,470
Related party receivable		8,000
Commissions receivable		14,314
	$	75,587

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	$	14,909
Related party payable		10,000
Commissions payable		16,853
		41,762

COMMITMENTS -

STOCKHOLDERS' EQUITY

Common stack - authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	28,000
Retained earnings	4,825
	33,825
	$ 75,587

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2019

Revenues		
Commissions and fees	$	260,705
Interest		-
		260,705
Expenses		
Salaries, wages, commissions and benefits		190,019
Regulatory fees		12,075
Occupancy and equipment		16,677
Interest		-
Professional services		30,461
Director expenses		-
Insurance expense		18,559
Other operating expenses		11,481
		279,272
Income (loss) before income taxes		(18,567)
Income tax expense - current		-
Net income (loss)	$	(18,567)

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2019

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance December 31, 2018	$ 1,000	$ 23,000	$ 23,392
Contributed capital	-	5,000	-
Net income for year	-	-	(18,567)
Balance at December 31, 2019	$ 1,000	$ 28,000	$ 4,825

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

Cash flows from operating activities		
Net income (loss)	$	(18,567)
Adjustments to reconcile net income (loss) to net		
cash provided (used) by operating activities:		
Depreciation		-
Decrease in deposits and other		6,148
Decrease in accounts payable		(3,337)
Decrease in related party payable		(12,000)
Decrease in receivables		21,552
Decrease in accrued expenses		(32,226)
Increase in related party receivable		(8,000)
Net cash provided (used) by operating activities		(46,430)
Cash flows (used) by investing activities:		
Purchase of equipment		-
Cash flows used by financing activities:		
Additional paid-in capital		5,000
Payments on note payables		-
Net cash provided (used) by financing activities		5,000
Net increase (decrease) in cash		(41,430)
Cash and cash deposits at beginning of year		75,233
Cash and cash deposits at December 31, 2019	$	33,803
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2019

NOTE A.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Nature of Operations

The Company is a registered securities broker dealer. The Firm was formed to offer a broad range of investment management services for the investing public located primarily in Southeast Michigan. The Company maintains no physical securities, client cash or margin accounts.

Cash Equivalents

For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2019.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Firm places its cash in accounts with a local financial institution, and money market accounts. At times, balances in these accounts may exceed FDIC insured limits. The Firm did not have any accounts with a balance that exceeded insured limits during the year.

Revenue Recognition

Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees and fees on insurance products are recorded when income is reasonably determinable.

AURORA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2019

NOTE A.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

Advertising

The Firm's advertising costs are expensed as incurred. Advertising costs incurred during the year were $100.

NOTE B.   COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Commissions from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers.

NOTE C.   EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained. During the year ended December 31, 2019 there are no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE D.   INCOME TAXES

The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. If it is more likely than not that some portion or all of a deferred tax asset will not be recognized, a valuation allowance is recognized.

NOTE D.   INCOME TAXES (continued)

The Company's effective tax rate differs from the expected federal income tax rate as a result of certain expenses included in income being non-deductible for tax reporting purposes for year ended December 31, 2019.

The Company had a tax loss carryforward of approximately $62,492 at December 31, 2019 which can be used against future taxable income.

The Company adopted ASC Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2019, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules.

During the year ended December 31, 2019, the Company did not incur any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal and state income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

NOTE E.   RELATED PARTIES

The Firm leases office space equipment and personnel of a related organization (common stockholder) and accordingly, incurred expenses to such organization amounting to $16,677 for the year ended December 31, 2019.

The Company received due diligence assistance from certain related parties. Income received from related parties amounted to $18,000 for the year ended December 31, 2019.

NOTE F.   BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

NOTE G.   NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2019, net capital as defined by the rules, equaled $6,355. The ratio of aggregate indebtedness to net capital was 657.15%. Net capital in excess of the minimum required was $1,355.

AURORA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2019

NOTE H.   RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2019 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE I.   POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3(k)(2)(i).

NOTE J.   FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2019. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE K.   ACCOUNTING PRONOUNCEMENTS

During May 2014 the FASB issued "Accounting Standards Update" (ASU) 2014-09, "Revenue from Contracts with Customers" (Topic 606). ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services. During August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The aforementioned ASU's are codified as "Accounting Standards Codification" (ASC) 606 "Revenue from Contracts with Customers". The Company adopted the standard on January 1, 2018. There was no impact to retained earnings as of January 1, 2018, or to the revenue for the twelve months ended December 31, 2018 and 2019, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing the new standard.

NOTE L.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 24, 2020, the date which the financial statements were available to be issued.

On January 29, 2020, additional capital of $5,000 was contributed to the Company.

SUPPLEMENTAL INFORMATION

AURORA SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

COMPUTATION OF NET CAPITAL

Total stockholders' equity from Statement of Financial Condition		$ 33,825
Less nonallowable assets from Statement of Financial Condition		(27,470)
Net capital before haircuts on securities positions		6,355
Haircuts on securities		-
Net Capital		6,355
Aggregate indebtedness - total liabilities	$ 41,762	
Net capital required based on aggregate indebtedness	2,784	

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker or dealer	5,000
Excess Net Capital	$ 1,355

COMPUTATION OF AGGREGATE INDEBTEDNESS

(A) - 10% of total aggregate indebtness	$ 4,176
(B) - 120% of minimum net capital requirement	$ 6,000
Net Capital less the greater of (A) or (B)	$ 355
Percentage of Aggregate Indebtness to Net Capital	657.15%

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

UPTON PROFESSIONAL BUILDING

30435 GROESBECK HIGHWAY

ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder of Aurora Securities, Inc.
Troy, Michigan

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Aurora Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Aurora Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Aurora Securities, Inc. stated that they met the identified exemption provisions for the most recent fiscal year without exception. Aurora Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aurora Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 24, 2020

AURORA SECURITIES, INC.

SCHEDULE II

SUPPLEMENTAL EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5

December 31, 2019

Aurora Securities, Inc. Exemption Report

The following statements are made to the best knowledge and belief of Jennifer LaRose as President of Aurora Securities, Inc.:

I, Jennifer LaRose, as the President of Aurora Securities, Inc., (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

> I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(i) special account for the Exclusive Benefit of customers' maintained.

> The Company met the identified exemption provisions for the fiscal year ended December 31, 2019 without exception.

I, Jennifer LaRose, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____
Jennifer LaRose, President

_____2/24/2020_____
Date